UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated July 22, 2024

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Suite 1401 Level 14, 219-227 Elizabeth Street

Sydney NSW 2000 Australia

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

OTHER EVENTS

Convertible Note and Warrants Purchase Agreement with Montague Capital Pty Ltd.

On July 17, 2024, Integrated Media Technology Limited ("IMTE" or the "Company") entered into a US$350,000 Convertible Note Purchase Agreement (the "Purchase Agreement") with Montague Capital Pty Ltd. ("Montague"), an Australia corporation, to raise US$350,000 for working capital. Pursuant to the Purchase Agreement, Montague will invest US$350,000 under a convertible note (the "Note") which is interest bearing at 6% per annum and maturing in two years from the date of the Note. The holder of the Note has the right to convert the principal into ordinary shares of the Company at a conversion price of US$1.25 per share over the term of the Note. Furthermore, there is a conversion limitation such that no conversion can be effected if after such conversion Montague would own more than 19.99% equity interest in the Company. This transaction was closed on July 22, 2024.

In addition, the noteholder will also receive a warrant representing 150% of the amount of the Note, raising an additional US$525,000 if all the warrants are exercised. The warrants are for a term of 2 years from the date of the convertible notes and can be exercised at US$1.30 for each share. Under the warrant agreement, the warrant holder cannot exercise the warrant to subscribe for shares in the Company if such exercise would take the warrant holder over 19.99% shareholding in the Company.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the text thereof filed as an exhibit hereto, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 24, 2024

Integrated Media Technology Limited

By:	/s/ Megat Radzman Bin Megat Khairuddin
Name:	Megat Radzman Bin Megat Khairuddin
Title:	Co-Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Convertible Note and Warrants Purchase Agreement between Montague Capital Pty Ltd and the Company